January 25, 2006
Zip+4 Code:  20549-0305

Via Fax & U.S. Mail
J.B. Hunt Transport Services, Inc.
Jerry W. Walton, Chief Financial Officer
615 J.B. Hunt Corporate Drive
Lowell, Arkansas 72745

		Re:	J.B. Hunt Transport Services, Inc.
			Form 10-K for the Year Ended December 31, 2004
       			File 000-11757

Dear Mr. Walton:

      We have reviewed your response letter dated January 10, 2006 and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.
Form 10-K For the Fiscal Year Ended December 31, 2004

Item 7- Management Discussion and Analysis, page 12

1. We note your responses to our prior comments 1 and 2.   If you
elect not to disclose revenues derived from fuel surcharges in a separate table or by segment in MD&A, we will not object.
However,
we believe that the effect of such adjustments should be quantified in dollar terms and specifically discussed in the aggregate. The reader should easily be able to determine revenue increases attributable to operating improvements from revenue increases resulting from factors outside of your control, such as increased fuel prices. The portion of the related expense increase that was recovered through these surcharges should also be readily apparent.
Please revise.




2. As a related matter, you state that fuel surcharge revenues are less than 10% of total consolidated revenues. Therefore, we will not object if you choose not to present these revenues in a separate line
item on the face of the income statement.  However, please
disclose
the classification and the dollar amounts of these surcharge revenues
in the footnotes to the financial statements.   Dollar amounts
need
not exceed 10% of total revenues to be of significance to investors for purposes of disclosure. Please revise accordingly.

	As appropriate, respond to these comments within 15 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be also be submitted in electronic form, under the label
"corresp" with a copy to the staff.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Juan Migone at (202) 551-3312 or Margery
Reich
at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3211 with any other questions.


      Sincerely,




      David R. Humphrey
      Branch Chief-Accountant
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Jerry W. Walton, Chief Financial Officer
J.B. Hunt Transport Services, Inc.
January 25, 2006
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